Exhibit 99.3

CCSC Technology International Holdings Limited Reports Financial Results
for the First Six Months of Fiscal Year 2025
Ended September 30, 2024

Hong Kong, December 27, 2024 /PRNewswire/ – CCSC Technology International Holdings Limited (the “Company” or “CCSC”) (Nasdaq: CCTG), a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses, today announced its unaudited financial results for the first six months of fiscal year 2025 ended September 30, 2024.

Mr. Kung Lok Chiu, Chief Executive Officer and Director of the Company, commented, “The first six months of fiscal year 2025 has been a remarkable period of growth for our Company. We are proud to report a 22.9% increase in revenue compared to the same period last year, while our gross margin remained stable despite a net loss of $0.74 million in a challenging environment. Furthermore, in January 2024, we successfully completed our initial public offering (IPO) and got listed on the Nasdaq Capital Market under the ticker symbol “CCTG”. Building on the momentum, we launched a plan in May 2024 to establish a new supply chain management center in Serbia, Central Europe. This center will serve as the headquarter of our supply chain operations in Europe to support our operations across the region. As of the date of the report, we have acquired the land plot for our new center and expect to complete this project by the fourth quarter of 2025. Looking forward, we plan to strategically focus on further expanding into high-growth industries, such as new energy, robotics, and medical technologies. By continuing to invest in research and development, we aim to deliver innovative and cost-effective products that meet the evolving needs of our customers. We are committed to delivering high-quality products to our customers and generating long-term value for our shareholders.”

First Six Months of Fiscal Year 2025 Financial Highlights

●	Revenue increased by 22.9% to $9.2 million for the six months ended September 30, 2024, from $7.5 million for the same period of last year.

●	Gross profit increased by 20.5% to $2.7 million for the six months ended September 30, 2024, from $2.3 million for the same period of last year.

●	Gross profit margin was 29.8% for the six months ended September 30, 2024, compared to 30.4% for the same period of last year.

●	Net income decreased by 280.0%, to net loss of $0.7 million for the six months ended September 30, 2024, from net income of $0.4 million for the same period of last year.

First Six Months of Fiscal Year 2025 Financial Results

Revenue

Total revenue was $9.2 million for the six months ended September 30, 2024, which increased by 22.9% from $7.5 million for the same period of last year.

The following table sets forth revenue by interconnect products:

	For the six months ended September 30,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cable and wire harness	$8,604,502	93.3%	$6,887,303	91.8%	$1,717,199	24.9%
Connectors	613,957	6.7%	616,217	8.2%	(2,260)	(0.4)%
Total	$9,218,459	100.0%	$7,503,520	100.0%	$1,714,939	22.9%

Revenue generated from cables and wire harnesses increased by 24.9%, to $8.6 million for the six months ended September 30, 2024, from $6.9 million for the same period of last year. Revenue generated from connectors remained essentially unchanged compared to the same period last year.

The increase in revenue was primarily attributable to the increase in sales volume and partially offset by the decrease in the average selling price of products. The increase in demand was mainly due to that customers had utilized their inventories previously purchased and increased their orders accordingly.

The following table sets forth the disaggregation of revenue by regions:

	For the six months ended September 30,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$5,626,272	61.0%	$4,336,284	57.8%	$1,289,988	29.7%
Asia	2,736,289	29.7%	2,388,511	31.8%	347,778	14.6%
Americas	855,847	9.3%	778,725	10.4%	77,122	9.9%
Other regions	51	0.0%	-	0.0%	51	0.0%
Total	$9,218,459	100%	$7,503,520	100%	$1,714,939	22.9%

Revenue generated from Europe increased by 29.7%, to $5.6 million for the six months ended September 30, 2024, from $4.3 million for the same period of last year. The increase was primarily due to the increase of sales in Denmark of $1.0 million and Bulgaria of $0.2 million.

Revenue generated from Asia increased by 14.6%, to $2.7 million for the six months ended September 30, 2024, from $2.4 million for the same period of last year. The increase was primarily due to sales increases in Hong Kong, China of $0.1 million, and sales increases in the Association of Southeast Asian Nations, or ASEAN, of $0.2 million.

Revenue generated from the Americas increased by 9.9%, to $0.9 million for the six months ended September 30, 2024, from $0.8 million for the same period of last year. The increase was primarily due to sales increases in Northern America of $0.08 million.

Revenue from other regions was mainly derived from Australia.

Cost of Revenue

Cost of revenue increased by 23.9%, to $6.5 million for the six months ended September 30, 2024, from $5.2 million for the same period of last year, which was in line with the increase of the total revenue.

Inventory costs amounted to $4.4 million for the six months ended September 30, 2024, compared to $3.5 million for the same period of last year. The increase of inventory costs was primarily due to a 47.5% increase in the total sales volume and a 13.6% decrease in the inventory cost per unit.

Labor costs amounted to $1.5 million for the six months ended September 30, 2024, compared to $1.2 million for the same period of last year. The increase of labor costs was primarily due to the increase in production volume as a result of an increase in sales volume.

Gross Profit and Gross Margin

Gross profit increased by 20.5%, to $2.7 million for the six months ended September 30, 2024, from $2.3 million for the same period of last year.

Gross profit margin was 29.8% for the six months ended September 30, 2024, compared with 30.4% for the same period of last year. The gross profit margin was basically consistent with the same period of 2023. The Company recruited more workers to cope with the increased sales volume, and the increased labor costs eroded profits, resulting in a decrease in gross profit margin.

Operating Expenses

Operating expenses increased by 38.5%, to $3.6 million for the six months ended September 30, 2024, from $2.6 million for the same period of last year. The expense increase was mainly due to the increases in the selling expenses of $0.3 million, inclusive of $0.2 million in costs relating to market development and expansion to ASEAN market, and general and administrative expenses of $0.7 million, inclusive of $0.6 million in agent and professional fees for expenses related to compliance requirements as a public company following the IPO in the U.S..

Other Income/(Expenses)

Other income/(expenses) decreased by $0.8 million, to other expenses of $0.1 million for the six months ended September 30, 2024, from other income of $0.6 million for the same period of last year, primarily due to the decrease in foreign exchange gain.

Income tax benefit

Income tax benefit increased by 170.7%, to $0.2 million for the six months ended September 30, 2024, from $0.1 million for the same period of last year, which was due to the loss of CCSC Interconnect HK for the six months ended September 30, 2024.

Net (Loss)/Income

Net income decreased by 280.0%, to net loss of $0.7 million for the six months ended September 30, 2024, from net income of $0.4 million for the same period of last year.

Basic and Diluted (Loss)/Earnings per Share

Basic and diluted loss per share was $0.06 for the six months ended September 30, 2024, compared to basic and diluted earnings per share of $0.04 for the same period of last year.

About CCSC Technology International Holdings Limited

CCSC Technology International Holdings Limited, is a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products. The Company specializes in customized interconnect products, including connectors, cables and wire harnesses that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. The Company produces both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products for manufacturing companies that produce end products, as well as electronic manufacturing services (“EMS”) companies that procure and assemble products on behalf of such manufacturing companies. The Company has a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. For more information, please visit the Company’s website: http://ir.ccsc-interconnect.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

CCSC Technology International Holdings Limited

Investor Relations Department

Email: ir@ccsc-interconnect.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)
Assets
Current assets:
Cash	$3,789,806	$5,525,430
Restricted cash	209,622	209,317
Accounts receivable	3,256,687	2,750,214
Inventories	1,967,824	2,023,456
Prepaid expenses and other current assets	1,737,454	1,474,405
Total current assets	10,961,393	11,982,822

Non-current assets:
Property, plant and equipment, net	681,342	198,901
Intangible asset, net	103,768	38,183
Operating right-of-use assets, net	1,441,593	1,659,297
Finance lease right-of-use asset	15,915	17,788
Deferred tax assets, net	488,190	287,394
Other non-current assets	3,733,073	3,753,646
Total non-current assets	6,463,881	5,955,209
TOTAL ASSETS	$17,425,274	$17,938,031

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,567,890	$2,175,974
Advance from customers	151,594	207,293
Accrued expenses and other current liabilities	1,333,630	1,523,843
Taxes payable	27,248	24,974
Operating lease liabilities – current	517,985	506,061
Finance lease liabilities – current	4,682	4,454
Total current liabilities	4,603,029	4,442,599

Non-current liabilities:
Operating lease liabilities – non current	961,965	1,184,056
Finance lease liabilities – non current	11,739	13,709
Total non – current liabilities	973,704	1,197,765
TOTAL LIABILITIES	$5,576,733	$5,640,364

Commitments and Contingencies	—	—

Shareholders’ equity
Class A ordinary shares, par value of US$0.0005 per share; 495,000,000 shares authorized, 6,581,250 shares issued and outstanding as of September 30, 2024 and March 31, 2024*	3,291	3,291
Class B ordinary shares, par value of US$0.0005 per share; 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024*	2,500	2,500
Additional paid-in capital	4,855,795	4,855,795
Statutory reserve	813,235	813,235
Retained earnings	7,747,463	8,491,783
Accumulated other comprehensive loss	(1,573,743)	(1,868,937)
Total shareholders’ equity	11,848,541	12,297,667
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,425,274	$17,938,031

*Retrospectively reflect the changes in class of shares effective on September 10, 2024

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE LOSS
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2024	2023
Net revenue	$9,218,459	$7,503,520
Cost of revenue	(6,470,715)	(5,223,159)
Gross profit	2,747,744	2,280,361

Operating expenses:
Selling expenses	(752,926)	(473,636)
General and administrative expenses	(2,468,416)	(1,753,179)
Research and development expenses	(332,155)	(338,038)
Total operating expenses	(3,553,497)	(2,564,853)

Loss from operations	(805,753)	(284,492)

Other (expenses)/income:
Other non-operating (expenses)/income, net	(34,766)	51,628
Government subsidies	138,845	-
Foreign currency exchange (losses)/gains	(241,996)	539,844
Financial and interest expenses, net	7,530	35,783
Total other (expenses)/income	(130,387)	627,255

(Loss)/income before income tax expense	(936,140)	342,763
Income tax benefit	191,820	70,851
Net (loss)/income	(744,320)	413,614

Other comprehensive income/(loss)
Foreign currency translation adjustment	295,194	(636,978)
Total comprehensive loss	$(449,126)	$(223,364)

(Loss)/earnings per share
Basic and Diluted	$(0.06)	$0.04

Weighted average number of ordinary shares
Basic and Diluted	11,581,250	10,000,000

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(744,320)	$413,614
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Inventories write-down	108,257	73,643
Depreciation and amortization	108,167	114,208
Amortization of right-of-use asset	259,582	251,865
Loss from disposal of fixed assets	1,497	595
Deferred tax benefits	(191,820)	(79,198)
Foreign currency exchange losses/(gains)	189,653	(539,844)
Changes in operating assets and liabilities:
Accounts receivable	(479,077)	(47,683)
Inventories	(10,449)	164,072
Prepaid expenses and other current assets	(221,742)	(223,354)
Other non-current assets	54,925	-
Accounts payable	336,256	418,473
Advance from customers	(56,965)	(60,075)
Taxes payable	1,453	(4,408)
Accrued expenses and other current liabilities	(223,442)	(39,341)
Operating lease liabilities	(250,801)	(244,763)
Financing lease liabilities	(2,208)	-
Net cash (used in)/provided by operating activities	(1,121,034)	197,804

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(44,006)	(52,025)
Purchase of land	(539,513)	-
Purchase of intangible asset	(83,346)	(19,217)
Net cash used in investing activities	(666,865)	(71,242)

CASH FLOWS FORM FINANCING ACTIVITIES
Repayments of long-term bank loans	-	(39,817)
Payment for deferred initial public offering costs	-	(366,094)
Capital contribution by shareholder	-	5,000
Net cash used in financing activities	-	(400,911)

Effect of exchange rate changes on cash and restricted cash	52,580	(63,670)

Net change in cash and restricted cash	(1,735,319)	(338,019)
Cash and restricted cash, beginning of the period	5,734,747	7,717,615
Cash and restricted cash, end of the period	$3,999,428	$7,379,596

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$(39,402)
Cash paid for interest	$-	$(228)
Cash paid for operating lease	$(287,263)	$(288,667)